1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
March 15, 2022 VIA EDGAR AND ELECTRONIC MAIL

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United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                Alan Campbell
                                    Joshua Gorsky

Mary Mast

Sasha Parikh

Re:	ODDITY Tech Ltd. Draft Registration Statement on Form F-1

Confidentially Submitted February 1, 2022

CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated March 2, 2022 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form F-1, as submitted to the Staff on February 1, 2022 (the “Draft Registration Statement”).

Concurrently with this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

March 15, 2022

Market and Industry Data, page ii

1.	We note your statement that you have not independently verified information from third party sources and that the accuracy and completeness of such information is not guaranteed. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information that appears in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii.

Founder's Letter, page iii

2.	We refer to the letter from your co-founder. Please revise your presentation so that the letter does not appear in the forepart of the registration statement prior to the Summary.

Response: The Company respectfully acknowledges the Staff’s comment and revised its presentation so that the letter appears on page 92 of Amendment No. 1.

3.	Please revise here and throughout your registration statement to provide the bases for your claims that your physical beauty and wellness products deliver “best-in-class performance and functionality,” that your product offerings are “best-in-class,” and that your digital marketing and user acquisition are “best-in-class.” In that regard and with reference to your disclosure on page 103, we note that you do not appear to create your own products. To the extent that you source your products from suppliers that also provide raw materials, packaging, and/or assembly services to other companies within the beauty and wellness industry, please tell us why it is appropriate to refer to your products as “best-in-class.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3, 81, 92, 94, 97 and 103.

Prospectus Summary, page 1

4.	Your prospectus summary should include a balanced discussion of your company and your business, including any associated weaknesses and challenges you currently face and may face in the future. Please balance your discussion of your advantages and competitive strengths with an equally prominent discussion of any detriments. For example, we note your disclosures elsewhere in the prospectus regarding (i) the fact that certain of your manufacturers have experienced delays and shutdowns due to the COVID-19 pandemic; (ii) your experience of supply chain disruptions due to factors such as fulfillment center disruption and limited shipping capacity; (iii) your reliance on third-party data for your AI models; (iv) your receipt of complaints regarding your products, including complaints alleging adverse side effects; and (v) your lack of full compliance with applicable data privacy protection regulations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3 and 7.

5.	Please revise throughout your Prospectus Summary and Business sections to avoid unnecessary repetition. By way of example only, we note that you cite (i) that your tech team comprises over 40% of your headcount four times in each section and (ii) your 25 million users six separate times in the Summary. Please note that these examples are not exhaustive.

March 15, 2022

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 4, 6, 9, 84, 96, 99, 101 and 104.

Who We Are, page 1

6.	We note your statement that you have a platform of over 25 million users that you have direct access to and have generated over 1 billion unique data points. Please revise your disclosure here and throughout to clarify (i) how the terms “users” and “data points” are defined and (ii) whether you generate revenue from these users. To the extent you do not generate revenue from your users, please disclose your number of active customers with equal prominence.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 4, 7, 82, 94 and 99.

The ODDITY Platform is Unlocking Distribution for Beauty and Wellness Online, page 54

7.	We note your statement that SpoiledChild has “sustainability at the center of its purpose” and features refillable packaging and a “sustainable mindset.” Please revise your disclosure here and on page 141 to clarify what is meant by having “sustainability at the center of its purpose” and a “sustainable mindset.” In your revisions, please clarify whether SpoiledChild has additional sustainability features or characteristics beyond refillable packaging.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 104.

Our Competitive Strengths, page 6

8.	We note your disclosure here and on page 82 stating that “in 2020”, you achieved 3.1x 12-month LTV to CAC. We further note your disclosure on pages 93 and 102 stating that “by 2021” you achieved 3.1x 12-month LTV to CAC. Please revise your disclosure to clearly state (i) which customer cohorts were included in this analysis and (ii) how you calculate customer lifetime value and customer acquisition cost.

Please also revise your disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations to present LTV and CAC calculations for recent periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7, 82, 95 and 105. The Company further advises the Staff that, because 12-month LTV to CAC for new U.S. customers acquired during the year ended December 31, 2021 will require sales information for that customer cohort through the end of December 31, 2022, the 12-month LTV to CAC for such period is not yet available.

9.	Please define the term “active customers” the first time it is used. Please also disclose your active customer retention rate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 94. The Company further advises the Staff that the primary metric used by management to measure customer loyalty and retention and repeat purchasing behavior is the Company’s U.S. net revenue repeat purchase rate rather than individual active customer retention rate. The Company respectfully refers the Staff to page 83 of Amendment No. 1 for an explanation of its net revenue repeat purchase rate.

March 15, 2022

10.	We note your statements here and elsewhere in the prospectus that you have developed and scaled transformative brands. However, based on the disclosure throughout the prospectus, you had one brand prior to February 2022: IL MAKIAGE. Please explain to us the basis for your statements that you have developed, launched, and scaled multiple transformative brands. Alternatively, please revise your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 8, 104 and 106.

Risk Factors

If our products are found to be or are perceived to be defective or unsafe..., page 38

11.	Please provide further detail about the complaints you have received alleging adverse side effects. Alternatively, please tell us why this information would not be material.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38. The Company further advises the Staff that it has not received any complaints from customers alleging adverse side effects that have had or would reasonably be expected to have a material effect on the Company’s business or result in any recall or discontinuation of the Company’s products. Complaints received by the Company are those as would ordinarily be expected to accompany the sale of cosmetics and other skincare products, and have primarily related to sensitive skin and resulting itchiness and/or rash after product use.

Changes in data privacy and security laws, rules, regulations, and standards..., page 47

12.	We note your disclosure that you have not “fully complied with the foregoing regulations with regard to the prohibition of transfer by the data importer to third-parties[.]” Please revise to describe (i) the scope of your non-compliance and (ii) the consequences you may face as a result of your non-compliance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 to remove this statement. The Company advises the Staff that it has determined it is in compliance with the Israel Transfer Regulations with regard to the prohibition of transfer by the data importer to third parties.

We rely significantly on the use of information technology, including technology provided by third-party service providers..., page 49

13.	We note your disclosure that “[s]ecurity incidents compromising the confidentiality, integrity, and availability of [y]our confidential or personal information and [y]our and [y]our third-party service providers’ information technology systems have occurred in the past and may occur in the future.” Please provide further disclosure regarding the types of security incidents that have occurred in your business. In your revisions, please clarify whether any user and/or customer personal data was compromised.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49. The Company respectfully advises the Staff that it has previously experienced phishing and malware attempts, but has not to its knowledge experienced any material breaches compromising any confidential or personally identifiable information on its systems.

March 15, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Driving Customer Acquisition, Retention, and Repeat Purchases, page 82

14.	Please revise your disclosure in this section to define organic revenue and explain how it differs from revenue from repeat orders and users who are converted into customers through unpaid retargeting.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82.

Business, page 92

15.	Please revise your Business section to provide additional details regarding your products, including the types of products you sell, which products are your key products, product trends, and a description of the marketing channels you use. Please also include additional details regarding how you produce, distribute and deliver your physical products to consumers. In your revisions, please clarify whether you develop or produce your products internally or whether you rely on external suppliers and partners for these services. For guidance, please refer to Item 4.B. of Form 20-F (incorporated into Form F-1).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 106 to 108.

16.	Please revise the Business section, where appropriate, to describe the material terms of your acquisition of Voyage 81 Ltd. referenced on page F-23. In your revisions, please include a description of the terms of the Redeemable Ordinary A Shares issued to the sellers. Please also file the stock purchase agreement referenced on page 134 and the holdback agreement with Niv Price referenced on page 135 as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 102. In addition, the Company has filed the requested agreements as exhibits to Amendment No. 1.

The Scarce Combination of Scale, Growth, and Profitability, page 92

17.	Please revise your disclosure to provide the basis for your belief that you have “achieved leading profitability in record time relative to other DTC businesses.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95.

An Expansive Customer Demographic, page 96

18.	Please revise the graphics that appear on page 96 to include the percentages associated with each data point.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98.

March 15, 2022

Supply Chain, page 103

19.	Please disclose whether the prices of the principal raw materials that you require are volatile and, to the extent there is pricing volatility, describe how you manage pricing fluctuations. Refer to Item 4.B.4. of Form 20-F (incorporated into Form F-1).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 111.

Our People and Culture, page 104

20.	We note your disclosure that as of December 31, 2021, you had 237 “employees and entrepreneurs across [y]our corporate offices.” Please clarify the difference between an employee and an “entrepreneur” and, if possible, please provide a breakdown of persons employed by main category of activity and geographic location.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110.

Management

Incentive Plans with Respect to SpoiledChild, page 127

21.	Please describe the revenue thresholds associated with the incentive bonuses described in this section. Alternatively, please tell us why this would not be required.

Response: The Company respectfully advises the Staff that it does not believe the revenue thresholds associated with the incentive bonuses are required to be disclosed pursuant to Item 6 (or otherwise under the laws of its home jurisdiction of Israel) or Item 7 of Part I of Form 20-F. While the Company believes the aggregate dollar amounts potentially payable under such plans may be material, if earned, these employment arrangements with the Company’s co-founders were made in the ordinary course of designing its incentive-based compensation program. Given the uncertainty of the performance achievement, there is no guarantee that any target will be achieved or the payments will be earned and paid, and specific amounts cannot be determined at this time. Moreover, the Company believes that disclosure of the specific revenue targets would cause competitive harm to the Company and are not material to an investor’s understanding of the arrangement and its materiality to the co-founders or the Company’s business.

2022 Equity Incentive Plan, page 130

22.	When available, please describe the terms of your 2022 equity incentive plan.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 137. The Company further advises the staff that the details of the 2022 equity incentive plan will be included in a future amendment to the Draft Registration Statement.

Certain Relationships and Related Party Transactions

Indemnification and Expense Agreement with Catterton Management Company, L.L.C., page 133

March 15, 2022

23.	We note your disclosure that you “undertook to pay all reasonable expenses incurred by or on behalf of Catterton Management or its affiliates in connection with any services provided to [you] by Catterton Management or its affiliates.” Please disclose the types of services provided to you by Catterton Management, whether your indemnification obligations pursuant to the agreement are capped and whether this agreement is anticipated to remain in effect following the consummation of the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140.

Registration Rights, page 133

24.	Please revise to disclose the number of shares that will be entitled to registration rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140.

Description of Share Capital and Articles of Association, page 136

25.	Please revise your disclosure to describe the permitted transferees of Class B ordinary shares for transfers of Class B ordinary shares that will not cause the shares to automatically convert into Class A ordinary shares. Please also disclose whether the holders of Class B ordinary shares have optional conversion rights and whether the Company has any ability to mandate a conversion of Class B ordinary shares if certain conditions are met, including whether the Class B ordinary shares have any time-based sunset provisions.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 143 to 144.

Note 2- Significant Accounting Policies

r. Revenue recognition, page F-12

26.	You state on page F-13 that you record a reserve for estimated product returns in each reporting period. Please address the following:

•	Please tell us why presentation of Returns on the face of the financial statements is consistent with ASC 606. In this regard, it would appear that returns would be considered variable consideration and included in the Revenue line item.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company considers returns as variable consideration and recognizes revenue net of returns in accordance with ASC 606. As a pure DTC company, returns and gross revenue are key metrics used to analyze the business by the Company’s management, investors and other readers of the Company’s financial statements, and therefore the Company presents net revenue and gross revenue on the face of the income statement to provide these additional insights to its business.

March 15, 2022

•	Provide us a detailed analysis of how you account for items shipped under your “Try Before You Buy” program in which customers choose several similar products for a trial and initially pay only shipping costs, paying only for the products they keep after the trial period.

Response: The Company respectfully advises the Staff that the Company offers a “Try Before You Buy” program, which allows some of its customers to order certain products, pay a shipping fee upon placing the order and pay for the products after a 14-day period.

Under the program, customers can return the product(s) they have ordered within 14 days of the delivery date. The Company charges the customers for the products after the 14-day period ends.

Revenue is recognized on the day the products were shipped to the customer, and net revenue is presented net of all return types.

Under the “Try Before You Buy” program, the Company has entered into a contract with a customer in accordance with ASC 606 when the customer has placed the order based on the following:

a.	The customer approved the contract and its terms as reflected in the Company’s terms and conditions and is invoiced for the full amount of the transaction, including shipping fees and products, on the same date of placing the order. Accordingly, the parties to the contract have approved the contract and are committed to perform their respective obligations.

b.	The payment terms agreed by the customer, which are reflected in the terms and conditions of the purchase order, include payment for the shipping fee upon placement of the order and an additional charge after the 14-day period. The customer is not required to re-approve the terms and conditions or to actively accept the products.

c.	Orders placed under the “Try Before You Buy” program are subject to pre-authorization by the Company for up to the full transaction amount once the order is placed, when collection is determined to be probable.

In accordance with ASC 606-10-55-22, the Company recognizes revenue based on the amount to which it expects to be entitled through the end of the return period (considering expected product returns). The Company recognizes revenue upon shipment of the products, net of estimated returns. The Company does not recognize the portion of the revenue subject to the right of return until the amount is no longer constrained, which is the end of the return period.

March 15, 2022

In addition, the Company does not record an asset for products expected to be returned since returned products cannot be re-used or re-sold.

•	Provide additional disclosure in the notes to the financial statements with respect to your accounting treatment for the “Try Before You Buy” program.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-13.

Note 2: Significant Accounting Policies

v. Basic and diluted income per share, page F-14

27.	Please explain why the options outstanding have been excluded from the calculation of the diluted net income per share when you have reported net income for the year ended December 31, 2020 or revise accordingly.

Response: The Company respectfully advises the Staff that the calculation of the diluted net income per share was performed in accordance with ASC 260-10-45-28A, pursuant to which the dilutive effect of share-based compensation arrangements is computed using the treasury stock method.

In applying the treasury stock method, the assumed proceeds are the sum of all of the following:

a)	The amount, if any, the employee must pay upon exercise

b)	The amount of compensation cost attributed to future services and not yet recognized

These instruments are assumed exercised and included in diluted earnings per share calculation if they are in-the-money (i.e. the average market price of the underlying ordinary shares for the period exceeds the exercise price). When determining if share-based payment awards are in-the-money, the average market price was compared to the overall assumed proceeds per share.

In the year ended December 31, 2020, the assumed proceeds per share (including the amount to be paid upon exercise and unearned compensation cost) was higher than the average market price of the underlying ordinary shares. Therefore, in accordance with the treasury method, there were no incremental ordinary shares attributed to the diluted earnings per share calculation and the outstanding options were anti-dilutive in the period.

March 15, 2022

w. Operating Segments, page F-14

28.	Please provide the disclosures required by ASC 280-10-50-40 or explain why this information is not available. If providing the information is impracticable, that fact shall be disclosed.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company derives its revenue predominantly from the sale of tangible beauty and wellness products, which the Company considers to be a single group of similar products. Revenue derived from services is immaterial, accounting for approximately 1% of total revenue for the year ended December 31, 2020 and therefore was not presented separately.

Note 13. Subsequent Events, page F-23

29.	Please tell us your consideration to provide the financial statements and related pro forma financial information for Voyage81, which was acquired July 9, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally submit its analysis related to the Voyage81 acquisition to the Staff under separate cover.

General

30.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff with such communications under separate cover.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.
Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.
Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.
Ian Schuman, Esq., Latham & Watkins LLP
Alison Haggerty, Esq., Latham & Watkins LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP